August 19, 2005

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Mr. William Choi, Branch Chief

Re:     Comment Letter dated July 25, 2005 addressed to Shoe Carnival, Inc.
          Form 10-K for Fiscal Year Ended January 29, 2005, Filed April 14, 2005
          Form 10-Q for Fiscal Quarter Ended April 30, 2005, File No. 0-21360

Dear Mr. Choi:

We are in receipt of your letter as referenced above and have included herewith our response as keyed to your comments and requests for additional information.

Commission's Comment
General
1.	Where a comment below requests additional disclosures or other revisions to be made, these revisions should be included in your future filings, as applicable.

Shoe Carnival, Inc. Response
Unless supplementary information is requested in your letter and contained herein, the additional disclosure requirements will be incorporated into our future filings with the Securities and Exchange Commission beginning with our second quarter ended July 30, 2005.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Selected Financial Data, Page 14
2.

Please disclose how you calculate the change in comparable store sales from period to period. If applicable, please disclose how you treat remodeled stores in these computations, as well as stores that were closed during the period.

Shoe Carnival, Inc. Response
Our calculation of changes in comparable store sales represents the increase or decrease in net sales for the stores that have been open for the same number of months in the indicated period and comparable period in the previous year, including stores that were relocated or remodeled during either period. Any difference in selling square footage due to relocation or remodeling is considered to be immaterial to the calculation. A store is deemed to become comparable in its 14th full month of operation in order to eliminate grand opening sales distortions. Stores scheduled to close are typically excluded from the comparable store base at the point in time in which the store begins its liquidation sales.

In future filings we will disclose our policy on the computation of comparable store sales.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
MD&A Results of Operation, Page 15
3.

We note that your selling, general and administrative expenses remained unchanged from fiscal year 2003 to 2004 as a percentage of sales. While we expect that most selling costs track closely with changes in sales, we assume that general and administrative costs (e.g. corporate office overhead) are effectively fixed within certain ranges of sales volume. Therefore, we believe it would be meaningful to discuss the nature and amount of the dollar changes in such costs, if material, and the specific factors driving those changes. Although SG&A expenses increased by $8.2 million, your discussion of asset retirement costs and pre-opening expenses appears to provide explanations for why SG&A expenses decreased.

Shoe Carnival, Inc. Response
We acknowledge your comment that we did not explain the reasons for the dollar increase in SG&A. In future filings we will expand our discussion, as applicable, to discuss material changes in SG&A in both dollar amounts and as a percentage of sales.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
MD&A Results of Operation, Page 15
4.

Where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify, where possible, the extent to which each change contributed to the overall change in that line item. For example, with respect to the overall change in net sales from fiscal year 2003 to 2004, please quantify the extent to which the changes are attributable to the various contributing factors, such as 2004 store openings, store closings, comparable store fluctuations and the effect of a full year's worth of sales for 2003 store openings. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350.

Shoe Carnival, Inc. Response
In future filings we will provide, where appropriate, definitive quantification of two or more components of a material change.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
MD&A Results of Operation, Page 15
5.

Where you identify intermediate causes of changes in your operating results, also describe the reasons underlying the intermediate causes. For example, you indicate that the increase in net sales from fiscal year 2002 to 2003 was partially offset by a 3.0% decrease in comparable store sales. Please explain in reasonable detail the reasons why comparable store sales of men's, women's, and children's non-athletic footwear experienced declines and why comparable store sales of athletic footwear increased. See SEC Release No. 33-8350.

Shoe Carnival, Inc. Response
We acknowledge your request for more definitive identification and disclosure of the reasons underlying intermediate causes of changes in our operating results and will provide such disclosure, as applicable, in future filings. Even with considerable analysis of product categories, we cannot always explain with reasonable certainty why a particular product category under performed or over performed. Whenever we do have an understanding of a change in operating results which is supportable with facts, and is not just a speculation, we will include appropriate disclosure of such in the filing.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
MD&A Liquidity and Capital Resources, Page 19
6.

Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. A footnote to the table should provide appropriate disclosure regarding how you computed the payments. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K.

Shoe Carnival, Inc. Response
Our long-term debt consists of cash advances on our line of credit and capital lease obligations. Our capital lease obligations are inclusive of interest and we refer the user to the applicable long-term debt footnote in the financial statements where this is reconciled in a tabular format. For any future term debt we will continue to disclose the principal and interest portion accordingly.

We acknowledge your comment for increasing the transparency of this disclosure. However, our line of credit is subject to almost daily repayment or borrowing activity and as such does not readily lend itself to computing anticipated interest expense. Accordingly, we will add a footnote to the contractual obligation table in future filings indicating that interest has been excluded due to the above. In addition, we propose to relocate the second paragraph above the table to below the table and expand it to clearly identify to the user the nature of our line of credit and the repayment and borrowing frequency that occurs thus precluding a reliable estimate of future interest expense.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Consolidated Statements of Income, Page 26
7.

You indicate on pages 18 and 19 that the interest expense balances on your statements of income include interest income. Please revise the interest expense line item in future filings to read "Interest expense, net."

Shoe Carnival, Inc. Response
In future filings we will make your requested change to our line item to read "Interest expense-net".

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Consolidated Statements of Cash Flows, Page 28
8.

We note that borrowings and repayments on your line of credit are shown using a net presentation. Since the borrowings under this credit agreement are classified as a long-term liability on your balance sheet, it does not appear that netting of borrowings and repayments is appropriate under paragraph 13 of SFAS 95. Please either revise your future filings accordingly, or otherwise tell us why you believe net presentation is appropriate.

Shoe Carnival, Inc. Response
In determining the appropriateness of disclosing borrowings and repayments on our line of credit using a net presentation, we considered the applicable authoritative literature in paragraphs 11-13 and 76-79 of SFAS 95 and in Example 1 of Appendix C. While our overall borrowings will increase or decrease moderately at any point on a year-over-year basis, we will borrow or repay on the line of credit on a daily basis based on cash availability and cash needs. The daily borrowing or repayment amounts are not individually significant to the reader, but aggregated together over a quarter of a year can become very large amounts. As such, these large amounts of borrowings and repayments are no more relevant to the user than information about only the net change. Accordingly, we believe that net presentation is appropriate and in compliance with SFAS 95.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Note 2 - Summary of Significant Accounting Policies, Page 29
9.

You indicate on page 30 that you have one business segment and the financial information presented is in compliance with SFAS 131. Please tell us in detail how you determined that the company has only one SFAS 131 reportable segment. Please address each of the following points in your response. Tell us specifically each component of the company that has been identified as an operating segment as defined in paragraph 10 of SFAS 131. In your case, it appears that operating segments could be identified on a geographic region basis as well as a product basis (e.g., women's, men's, and children's product categories). When there are overlapping segments such as these, paragraph 15 of SFAS 131 indicates that the components based on products would constitute the operating segments. Since you indicate on page 3 that "women's product has historically achieved the highest gross margin," it does not appear that the economic characteristics of your product groupings are similar, which would preclude aggregation under paragraph 17 of SFAS 131. In addition, based on your gross margin statement and your increased emphasis on displaying and showcasing your women's merchandise, it appears that discrete financial information is available and reported to the chief operating decision maker for each product category for purposes of resource allocation and assessing performance. Notwithstanding the preceding, please provide the disclosures required by paragraph 26 of SFAS 131.

Shoe Carnival, Inc. Response
We have determined through our interpretation of paragraph 10 of SFAS 131 that each of our 260+ stores represents an operating segment and that pursuant to paragraphs 16 and 18 of SFAS 131 our stores meet the applicable qualitative and quantitative criteria for aggregation, Accordingly, we have concluded that we have one reportable segment, retail sale of family footwear. The following is a detailed discussion of our considerations and conclusions regarding this comment.

Chief Operating Decision Maker ("CODM")

Pursuant to paragraph 12 of SFAS 131, our chief operating decision maker or management team is actually an executive management team comprised of the CEO, CFO, EVP of Operations, EVP of Merchandising along with the Board of Directors. This group meets regularly to discuss our business and is principally charged with making and approving resource allocation decisions, which include the opening and closing of stores. Input is also gathered from the review of the same data by the respective managers within the store operations group and throughout applicable departments within the corporate headquarters; however, final decisions rest with the executive management team and the Board of Directors.

Operating Segments

In assessing operating segments, we considered the guidance contained in paragraphs 10-15 of SFAS 131. We believe our identification of each store as an operating segment is supported by our interpretation of paragraph 10 of SFAS 131 as follows:
(a)	Each store represents a separate and distinct component engaging in business activities for which revenues are earned and expenses incurred.
(b)

Store level operating results including sales, gross margin, controllable expense, non-controllable expense and overall store contribution are reviewed periodically by the executive management team. This information is used by the executive management team to assess the performance of stores and to make decisions regarding resource allocations. Such resource allocation decisions may include advertising, inventory, merchandising or other operating decisions at the store level. The Board of Directors has access to information regarding individual store sales, contribution and cashflow. Regular discussions are held between the Board of Directors and executive management regarding overall store performance. Individual store discussions are typically related to new and under performing stores.

(c)

As described in (b) above, separate and discrete financial information is readily available to the executive management team and the Board of Directors at a store level. Our financial information system was specifically designed to report on each store individually with respect to discrete sales, cost of sales, gross margin, individual controllable expense, individual non-controllable expense and store contribution.

Our stores are merchandised based on the season, store capacity and the demographics specific to each location. Our merchandisers work directly with each store in order to place product that will enable the store to achieve its operating goals. Just as any large retailer, our merchandising system, which is a separate system from our financial information system, allows us to track product sales and store based gross margin at the SKU level, and we consolidate this information at various buying group levels and at the product category level (e.g., women's, men's, and children's product categories). However, our merchandising system does not apply the corporate level expense and income items (e.g. inbound freight, inventory reserves, shrink, etc.) to "load" each SKU in order to provide discrete financial information necessary to reconcile to our consolidated financial statements on a product category basis. Accordingly, we do not provide fully loaded gross margin or other operating results for review by the executive management team or the Board of Directors on a product category basis.

The guidance in paragraph 13 of SFAS 131 supports that if more than one set of segment information is utilized by the executive management team that other factors may identify a single set of components as constituting an enterprise's operating segments, including the nature of the business activities of each component, the existence of managers responsible for them and information presented to the board of directors. In the facts presented above, we believe it is clear that to manage a retail operation of 260+ stores located in 24 states that there is no single one report that can provide the executive management team with the insight necessary to allocate resources and assess performance; however, the identifying factor within our operation is the manner in which we have selected to assess performance and allocate resources and that clearly is at the individual store level. Accordingly, we have concluded that each of our stores represents an operating segment under SFAS 131.

Reportable Segment and Aggregation Criteria

In order to determine that we have only one reportable segment, we considered the qualitative and quantitative aggregation criteria contained in paragraphs 17-18 of SFAS 131.

With respect to the qualitative factors outlined in paragraph 17 of SFAS 131, each of our retail shoe stores, we have assessed the applicable criteria as follows:

(a)

Nature of Products and Services - Each of our retail shoe stores offer our customers a broad assortment of moderately priced dress, casual and athletic footwear for men, women and children with emphasis on national and regional name brands. Women's, men's and children's non-athletic footwear categories are further divided into dress, casual, sport, sandals and boots. Athletic shoes are classified by functionality, such as running, basketball or fitness shoes. All of these categories and their subdivisions are found in each of our stores.

(b)

Nature of Production Process - All of our shoes are purchased centrally at our corporate headquarters through a consolidated buying process. We do not manufacture any of our own shoes, but rather purchase shoes from domestic and international manufacturers. The majority of styles are distributed to all stores in the chain.

(c)

Type or Class of Customer - We target and sell to similar classes of customers through our chain-wide marketing effort targeting middle income, value-conscious consumers seeking name brand footwear for all age groups. We believe that by offering a wide selection of popular styles of name brand merchandise at competitive prices, we generate broad customer appeal.

(d)

Method of Distribution - Each of our stores receives merchandise from a centrally located distribution center through a dedicated carrier. As discussed in (b) above, our product is procured by a centrally located merchandising group servicing all 260+ stores. A standard conceptual design is employed throughout the chain with regards to leasehold improvements and furniture and fixtures, with the only variance being the age of the store as to which a specific "version" of the conceptual design was in place at the time of construction or remodeling. We have a single store operations manual that ensures our operations are carried out consistently across each store in the company.

(e)	Nature of Regulatory Environment - Each of our stores operates in a similar regulatory environment.

With respect to the quantitative aggregation criteria in paragraph 18 of SFAS 131, each of our stores share similar economic characteristics, such as targeted sales per square foot, targeted store based gross margin supported through centralized purchasing and a single promotional format applied consistently across the chain; targeted controllable expense as a percentage of sales (such as labor), targeted store contribution as a percentage of sales and are located in economic areas whereby our target middle income, value-conscious consumers will shop. We manage the stores and assess the performance of those stores based on these common criteria. With respect to the specific criteria in paragraph 18, we have considered the following:
(a)	None of our stores represent 10% or more of our consolidated revenue.
(b)

None of our stores represent 10% or more of the absolute amount of either the (i) combined reported profits for all of the stores that did not report a loss or (ii) the combined reported loss of all of the stores that did report a loss.

(c)	None of our stores represent 10% or more of the combined assets of all of the stores.

In addition to the guidance contained in paragraphs 17 and 18 of SFAS 131, we also considered the guidance included in paragraph 73 which states, "The Board believes that separate reporting of segment information will not add significantly to an investor's understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstance the benefit would be insufficient to justify its disclosure. For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others."

Accordingly, based on our interpretation and consideration of SFAS 131 as described above, we believe that we have appropriately concluded that we have one reportable segment - the retail sale of family footwear.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Note 2 - Summary of Significant Accounting Policies, Page 29
10.

Please tell us your accounting policy for gift cards that expire or are not redeemed over an extended period of time. To the extent a material source of income, you should disclose this policy. Please also disclose, if material, the amounts of income recorded associated with expired gift cards in each period presented and the line item in which these amounts are recorded.

Shoe Carnival, Inc. Response
In March of fiscal 2004 we began, where allowed by state law, assessing our gift cardholders a monthly dormancy fee once the card went 12 months without activity. These fees are recorded as a reduction to the overall program expense that is recorded as a component of SG&A. For fiscal 2004 these fees totaled approximately $75,000 thus resulting in an immaterial source of income and warranting no disclosure. We will continue to monitor this program and should the fees become a material source of income we will disclose this in the applicable public filing.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Note 2 - Summary of Significant Accounting Policies, Page 29
11.

Please tell us the nature and terms of any incentives you offer to customers, including discounts, coupons, rebates, or free products. Please also disclose your accounting policy for these types of arrangements, including the statement of income line item in which each type of arrangement is included. For each expense line item that includes these types of arrangements, please disclose the related amounts included in that line item. For each type of arrangement treated as an expense rather than as a reduction of revenues, please tell us how this type of arrangement meets the requirements in EITF 01-09.

Shoe Carnival, Inc. Response
Sales incentives offered to our retail customers are recorded as a reduction to sales revenue. Incentives typically include promotional discounts off marked prices (both as advertised and in-store only) or coupons for a fixed amount off of a purchase within a stipulated time frame (e.g. $5 or $10 dollars). We believe the reduction of sales revenue is consistent with the guidance in paragraph 9 of EITF 01-9.

On a limited basis, we advertise an offer of a free pair of shoes if certain purchase minimums are met (e.g. buy two pairs of sandals and get a third pair of sandals of equal or lesser value free). In accordance with paragraph 10 of EITF 01-9, the cost of such "free pair of shoes" is recorded in cost of sales as an expense.

We have not utilized rebates as a method of discounting merchandise.

In future filings, we will disclose as part of the revenue recognition policy that sales are recorded net of discounts offered to customers and that free product is appropriately recorded in cost of sales as an expense.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Note 2 - Summary of Significant Accounting Policies, Page 29
12.

You disclose on pages 4 and 8 that you receive cooperative advertising funds from your vendors. Please disclose your accounting policy for consideration received from a vendor in connection with the purchase or promotion of the vendor's products, including these cooperative advertising fees and all other types of consideration received, such as rebates. Include the specific nature and timing of each type of these allowances or credits. Disclose the statement of income line item in which each of these types of payments is included and the amounts of cooperative advertising funds netted against each expense line item for each period presented. To the extent that your allowances or credits are receivable only if you complete a specified cumulative level of purchases or remain a customer for a specified time period, please disclose whether you record the allowances or credits as progress is made toward earning the allowance or credit, or whether the allowances or credits are only recognized upon achievement of milestones. If material, please also revise your MD&A to discuss the changes in these payments between periods and how they impacted the related statement of income line items. See EITF 02-16.

Shoe Carnival, Inc. Response
Cash consideration received from a merchandise vendor is either (i) recorded as a reduction of the price paid for the vendor's products and recorded as a reduction of our cost of sales or (ii) if the cash consideration represents a reimbursement of a specific incremental, identifiable cost such as media, promotional or in-store advertising then it is recorded as a reduction to advertising or promotional expense. Advertising and promotion are components of SG&A.

Cash consideration received from our vendors is primarily for co-operative advertising/promotion and margin assistance. Co-operative advertising/promotion monies would be tied most heavily to our peak selling periods of Easter, back-to-school and Christmas. Margin assistance is a negotiated consideration received from vendors when the realized gross margin either for a specified period of time or for specified merchandise does not reach the level that was anticipated. Cash consideration principally takes the form of credits that we can apply against trade amounts owed to our vendors.

Margin assistance received after the related merchandise has been sold is recorded as an offset to cost of sales in the period negotiations are finalized. For margin assistance received on merchandise still in inventory, the allowance is recorded as a reduction to the cost of on-hand inventory and recorded as a reduction of our cost of sales at the time of sale.

Allowances received from vendors representing a reimbursement of specific, incremental and identifiable advertising/promotional costs are offset to the same financial statement line within SG&A. Should the allowances received for cooperative advertising exceed the incremental cost of the advertising then the excess consideration is recorded as a reduction to the cost of on-hand inventory and allocated to cost of sales in future periods utilizing an average inventory turn rate. Excess amounts for the periods reported were immaterial.

The total amount of cooperative media advertising for fiscal 2004, 2003 and 2002 was [confidential information], respectively and was recorded as a reduction to SG&A. The total amount of cooperative advertising for in-store visuals and various promotions for fiscal 2004, 2003 and 2002 was [confidential information], respectively and was recorded as a reduction to SG&A. The total amount of margin assistance for fiscal 2004, 2003 and 2002 was [confidential information], respectively and was recorded as a reduction to cost of sales.

For the periods represented, no allowances or credits were received under a program tied to a specified cumulative level of purchases or to remaining a customer for a specified time period.

We believe that the above accounting for cash consideration provided by a vendor is in compliance with guidance within EITF 02-16 and more specifically paragraphs 4 though 9.

In future filings, we will disclose our accounting policy regarding vendor consideration. As requested, if material to understanding the financial statements, we will include in our MD&A a discussion of the changes between periods in the payments received from vendors.

Please see Item 17 for a discussion on how cash discounts on merchandise purchases were previously handled and the corrective actions taken in the first quarter of fiscal 2005.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Note 6 - Long-Term Debt, Page 35
13.

Please disclose the significant debt covenants of your credit agreement and the repercussions of not meeting them. Additionally tell us and disclose in future filings if you were in compliance with all covenants as of fiscal year-end.

Shoe Carnival, Inc. Response
Our credit agreement stipulates a minimum threshold for net worth; a maximum ratio of funded debt plus rent to EBITDA plus rent and a maximum of total distributions for stock repurchases. Neither default nor event of default as defined in the credit agreement has occurred in any periods reported in our most recent 10-K filing. Should a default condition be reported, the banks may preclude additional borrowings and call all loans and accrued interest at their discretion. All agreements with our lending institutions are filed as exhibits to (or incorporated by referenced in) our reports on Form 10-K and Form 10-Q (beginning with the period ended April 30, 2005).

In future filings we will modify our disclosure to include information on significant debt covenants, compliance with covenants and consequences of not complying with covenants.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Note 7 - Leases, Page 36
14.

We note that 214 of your store leases contain contingent rental payments of between 2.0% and 4.5% of sales in excess of stated amounts. Tell us and revise your disclosure to indicate if you include contingent rental payments in your calculation of straight-line rent where the achievement of the stipulated targets is deemed probable in accordance with paragraph 8 of EITF 98-09. If you have not included such contingent rents, please explain why not.

Shoe Carnival, Inc. Response
Store leases are routinely assessed for the probability of achieving the contingent rental thresholds. Should our assessment determine that achieving the contingent rental threshold is probable on a lease, we include such contingent rental payments in our calculation of straight-line rent in accordance with paragraph 8 of EITF 98-09. We advise the Staff that historically, we have seldom reached the contingent rental thresholds and the amounts recognized have been immaterial. For fiscal 2004, 2003 and 2002 contingent rentals were $28,000, $8,000 and $3,000, respectively.

In future filings we will revise our footnote disclosure to include disclosure of our practices related to contingent rentals.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Note 10 - Stock Option and Incentive Plans, Page 39
15.

The range of exercise prices for your options outstanding and exercisable at $11.88 - $19.56 is fairly wide. Please break this range down into smaller ranges that are more meaningful for assessing the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises. Refer to paragraph 48 of SFAS 123.

Shoe Carnival, Inc. Response
We will modify our presentation in future filings to narrow the range of exercise prices in compliance with the guidance in paragraph 48 of SFAS 123.

For the fiscal 2004 presentation, it should be noted that only a single grant of 3,000 options was included at the $19.56 level, all other options within the range were within the 150% rule-of-thumb criteria outlined in paragraph 48 of SFAS 123.

Commission's Comment
Form 10-K for Fiscal Year Ended January 29, 2005
Financial Statements
Schedule II - Valuation and Qualifying Accounts, Page 43
16.

Please revise your disclosure to present the increases and decreases within your reserve for sales returns and allowances and inventory reserve on a gross basis. Please show us what this disclosure would look like for the historical periods presented.

Shoe Carnival, Inc. Response
Below is what the revised table would look like when presenting Charges and Credits to Costs and Expense in separate columns. We will incorporate a similar presentation in future Form 10-K filings.

SHOE CARNIVAL, INC.
SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS
Descriptions	Balance at Beginning of Period	Charged to Costs and Expenses	Credited to Costs and Expenses	Balance at End of Period

Year ended February 1, 2003
Reserve for sales returns and allowances	$114,492	$0	$0	$114,492
Inventory reserve	$2,050,000	$500,000	$0	$2,550,000

Year ended January 31, 2004
Reserve for sales returns and allowances	$114,492	$0	$0	$114,492
Inventory reserve	$2,550,000	$620,000	$320,000	$2,850,000

Year ended January 29, 2005
Reserve for sales returns and allowances	$114,492	$0	$26,472	$88,020
Inventory reserve	$2,850,000	$1,200,000	$900,000	$3,150,000

Commission's Comment
Form 10-Q for the Fiscal Quarter Ended April 30, 2005
Note 1 - Basis of Presentation, Page 7
17.

You disclose that you recorded an error correction adjustment during the first quarter of fiscal year 2005 to appropriately account for cash discounts on vendor purchases. Please provide us with a complete narrative of the error, including when (the date) and how the error was discovered. Please also quantify the impact of the error misstatement on all annual and quarterly financial statements issued since the required adoption of EITF 02-16. In your response, please provide a table showing the previously reported and "as adjusted" amounts.

Shoe Carnival, Inc. Response
During the first quarter of FY 2005 and through discussions with our external auditors, we revisited our accounting for cash discounts. In our review of our current practices, we considered the applicable authoritative literature including ARB 43, Chapter 4 on Inventory Pricing (including applicable Q&A); EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received From a Vendor"; APB 28, "Interim Financial Reporting" and SAB Topic 1, Subtopic M, "Materiality". This literature was reviewed in conjunction with our internal processing of transactions related to cash discounts.

In performing this assessment, we concluded that EITF 02-16 does apply to cash discounts and that such discounts should be recorded as a reduction to cost of goods sold in the income statement in the period the merchandise is sold and not as a purely period item.

In order to determine the materiality of this correction to our previously filed quarterly and annual financial statements, we prepared a historical analysis of cash discounts by month, quarter and YTD for fiscal 2003, 2004 and 2005. These periods correspond with the period in which we were required to adopt EITF 02-16. In performing this assessment, we concluded that the impact of this error on the quarterly and annual financial statements was not quantitatively material. Following the signature page of this document, we have provided a table showing the previously reported and "as adjusted" amounts as requested.

Our assessment of materiality was not limited to quantitative factors, but also considered qualitative factors that a prudent investor would likely consider. APB No. 28 provides guidance in this area, more specifically in paragraph 29, entailing that we should give consideration to the effect on estimated income for the full fiscal year and also to the effect on the trend of net income and EPS. We discussed many items, several of which are highlighted below:

1.   This error did not involve fraud or an illegal act;

2.   This error would not have effected any of our debt covenants or other contractual obligations;

3.   This error would not have changed any incentive based compensation paid to any member of management;

4.   This error would not have impacted our trend in earnings for any of the fiscal periods.

Based on the foregoing quantitative and qualitative analysis, we elected to correct our reporting for the cash discounts as a cumulative correction in Q1 of fiscal 2005. "

We acknowledge that we are responsible for the adequacy and accuracy of the disclosures in our filings pursuant to the Securities Exchange Act of 1934; that staff comments or changes to disclosures in response to staff comments do not foreclose the Securities and Exchange Commission (the "SEC") from taking any action with respect to the filings; and that we may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have additional questions regarding the above, please contact me directly.

Respectfully submitted,

/s/ W.Kerry Jackson

W. Kerry Jackson
Chief Financial Officer

Enclosures

Shoe Carnival, Inc. Summary of Discount Effect (in thousands)
	2003					2004					2005
$ Amounts Shown as DR (CR)	Q1	Q2	Q3	Q4	YTD	Q1	Q2	Q3	Q4	YTD	Q1
Merchandise Inventories
Inventories, as adjusted	150,063	171,321	164,411	164,064		165,962	189,206	171,060	179,083		176,098
Inventories, as reported	150,063	171,979	165,356	165,110		167,099	190,712	172,375	180,590		177,211
Adjustment	-	(658)	(945)	(1,046)		(1,137)	(1,506)	(1,315)	(1,507)		(1,113)
% Merchandise inventories	0.0%	0.4%	0.6%	0.6%		0.7%	0.8%	0.8%	0.8%		0.6%

Accounts Payable
Account Payable, as adjusted	(43,736)	(63,148)	(39,954)	(52,009)		(43,625)	(61,458)	(37,521)	(60,737)		(42,005)
Account Payable, as reported	(43,736)	(63,905)	(40,270)	(53,180)		(44,702)	(62,738)	(39,096)	(62,291)		(42,861)
Adjustment	-	757	316	1,171		1,077	1,280	1,575	1,554		856
% Accounts payable	0.0%	1.2%	0.8%	2.3%		2.5%	2.1%	4.2%	2.6%		2.0%

Shareholders' Equity
Equity, as adjusted	(134,804)	(136,554)	(142,012)	(143,076)		(148,416)	(150,486)	(155,716)	(156,948)		(164,037)
Equity, as reported	(134,804)	(136,493)	(142,402)	(142,998)		(148,453)	(150,626)	(155,555)	(156,919)		(164,195)
Adjustment		(61)	390	(78)		37	140	(161)	(29)		158
% Equity	*	0.0%	0.3%	0.1%		0.0%	0.1%	0.1%	0.0%		0.1%

Cost of Sales
Cost of Sales, as adjusted	96,171	97,545	107,714	98,687	400,118	103,167	100,092	115,161	104,520	422,940	112,956
Cost of Sales, as reported	96,171	97,644	107,085	98,813	399,713	103,107	99,866	115,421	104,567	422,961	112,699
Adjustment		(99)	629	(126)	404	60	226	(260)	(47)	(21)	257
% Cost of Sales	0.0%	0.1%	0.6%	0.1%	0.1%	0.1%	0.2%	0.2%	0.0%	0.0%	0.2%
	40,679	36,819	45,280	35,432	158,210	42,355	38,264	47,295	39,311	167,225
Net Income
Net (Income) Loss, as adjusted	-	(1,520)	(5,059)	(193)	(11,727)	(4,475)	(1,805)	(5,047)	(1,215)	(12,542)	(5,916)
Net (Income) Loss, as reported	-	(1,459)	(5,449)	(115)	(11,977)	(4,512)	(1,945)	(4,886)	(1,186)	(12,529)	(6,074)
Adjustment		(61)	390	(78)	250	37	140	(161)	(29)	(13)	158
% Net Income	*	4.0%	7.7%	40.4%	2.1%	0.8%	7.8%	3.2%	2.4%	0.1%	2.7%

Tax Rate	38%	38%	38%	38%	38%	38%	38%	38%	38%	38%	39%

2005 Q1 information above represents financial information before corrective adjustments were made.